

July 12, 2011

Via Email
Mr. Laurence S. Levy
Chief Executive Officer
Hyde Park Acquisition Corp. II
500 Fifth Avenue
50th Floor
New York, New York 10110

> **Re:**   **Hyde Park Acquisition Corp. II**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 5, 2011**
> **File No. 333-174030**

Dear Mr. Levy:

We have reviewed your amended registration statement and response letter dated July 5, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1. Please revise to add a "Recent Developments" section to the Summary and disclose at a minimum that there has been no material adverse change in the Results of Operations or the Financial Condition from March 31, 2001 through June 30, 20011 or through the latest practicable date.

General, page 1

2. Your response to comment 1 of our letter dated June 23, 2011 still does not adequately respond to respond to comment 7 of our letter dated June 2, 2011. Revise to provide return on investment on an annual basis, listing each year individually with the return on investment for that particular year. Your disclosure should contain more than just the annual return on investment as of the current date.

Stockholder approval procedures if meeting held, page 14

3. We note your response to comment 2 of our letter dated June 23, 2011. We reissue our request that you state whether investors will be given an opportunity to disprove any determination that they are acting in concert or as a group.

4. Please file a form of the voting and conversion certifications referenced on page 14 and 16 of the registration statement.

5. We note your response to comment 12 or our letter dated June 2, 2011. Please provide us with a legal analysis under Delaware state law regarding the limitation on a stockholder's ability to exercise voting or conversion rights with respect to no more than 10% of the shares sold in the offering if you seek stockholder approval of any proposed initial business combination. In addition, please provide us with an analysis under Delaware state law regarding management's ability to vote the Excess Shares in favor of all proposals submitted for consideration. In this regard, your analysis should also address Delaware sections 212 (c) and 212(e) and how they will be accomplished by this Prospectus or otherwise. Your analysis should also include any Delaware case law that supports your position.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney

cc.   David Allan Miller, Esq.
       Graubard Miller LLP